Vintage XTRASM Annuity
ISSUED BY
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities

Disclosure Notice
May 1, 2023
A Flexible Premium Variable Annuity Contract
This Disclosure Notice provides certain updated information about your Vintage XTRASM Annuity, a flexible premium variable annuity contract issued by Brighthouse Life Insurance Company (the Company, or We, Us, or Our). The Contract is no longer available for purchase.
Updated Financial Statements for the Company and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/TAHD/BHF68. The Contract prospectus, dated May 1, 2010, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
The Contract includes Purchase Payment Credits (also referred to as "bonus credits"). Expenses for variable annuity contracts with bonus credits may be higher than for other contracts without such credits. The amount of Purchase Payment Credits under the Contract may be more than offset by the higher fees and charges associated with the credits.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or the adequacy of this Disclosure Notice. Any representation to the contrary is a criminal offense.

Glossary

Contract Owner (you) — the person named in the Contract (on the specifications page) as the owner of the Contract.
Contract Value — Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the Variable Funding Options or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.
Contract Years — twelve month periods beginning with the date of Contract issuance.
Fixed Account — an account that consists of all of the assets under this Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.
Monitored Portfolios. Certain Underlying Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment — the premium payment(s) applied to the Contract, less any premium taxes (if applicable).
Purchase Payment Credit — an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.
Separate Account — a segregated account registered with the Securities and Exchange Commission (SEC), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.
Underlying Fund — a portfolio of an open-end management investment company, that is registered with the SEC, in which a Subaccount invests. May also be referred to as “Portfolio Company.”
Variable Funding Option — a Subaccount of the Separate Account (i.e., a portion of the assets of the Separate Account) that invests in an Underlying Fund.
You, your — The Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.
Updated Information You Should Consider About The Contract

The information in this Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2022. This may not reflect all of the changes that have occurred since your entered into your Contract.
General Matters Relating to the Policy
The Annuity Contract
Contract Owner Inquiries. If you own any of the listed products AND any of the following apply to your Contract: (1) You purchased a Guaranteed Minimum Accumulation Benefit (GMAB) rider with your Contract (if applicable); (2) Your Contract currently has or had an active loan any time on or before April 10, 2011; or (3) As the designated beneficiary on the Contract, you elected, on or after April 10, 2011, to continue the Contract in your own name after the death of the original owner or annuitant; the following change of information applies to you.
Effective December 30, 2022, contact information for the office that receives general servicing requests and correspondences for your Contract has changed. The new contact information is as follows: Brighthouse Life Insurance Company, P.O. Box 4261, Clinton, IA 52733-4261.
We will continue to accept requests and elections at the old address until close of the New York Stock Exchange on March 30, 2023. After this date, requests and elections sent to an address other than the one provided above, may be returned or there may be a delay in processing requests.
Federal Tax Considerations
Changes Affecting Qualified Annuity Contracts.  Under the recently enacted SECURE 2.0 Act of 2022 (the “Act”), the age at which required minimum distributions (“RMDs”) must generally begin under an IRA or qualified retirement plan has been increased from age 72 to age 73 for individuals who attained age 72 on or after January 1, 2023.  This change does not affect individuals who attained age 72 prior to January 1, 2023 and therefore has no impact on the calculation or timing of their RMDs.  In 2033, the Act provides for a further increase to age 75 for certain individuals based upon their date of birth.  The Act includes many other provisions updating the Internal Revenue Code (the “Code”) and affecting IRAs and qualified plans, some of which become effective immediately and some which will become effective in later years. For example, the Act contains provisions affecting certain contribution and other limits pertaining to IRAs and qualified plans, as well as provisions providing new exceptions to the 10% federal income tax penalty for premature distributions, including the ability to recontribute such premature distributions to an IRA or qualified plan (subject to the provisions of the Code, the qualified plan/IRA, the Contract and our administrative rules). You should consult with a qualified tax adviser as to how these changes affect you.
Other Information
Cybersecurity and Certain Business Continuity Risks. Our variable annuity contract business is largely conducted through complex information technology and communications systems operated by us and our service providers or other business partners (e.g., the Underlying Funds and the firms involved in the distribution and sale of our variable annuity contracts), and their operations rely on the secure processing, storage and transmission of confidential and other information in their systems and those of their respective third party service providers. For example, many routine operations, such as processing Owners’ requests and elections and day-to-day recordkeeping, are all executed through computer networks and systems. We have established administrative and technical controls and business continuity and resilience plans to protect our operations against attempts by unauthorized third parties to improperly access, modify, disrupt the operation of, or prevent access to critical networks or systems or data within them (a “cyber-attack”). Despite these protocols, a cyber-attack could have a material, negative impact on the Company and the Separate Account, as well as individual Owners and their contracts. There are inherent limitations in our plans and systems, including the possibility that certain risks have not been identified or that unknown threats may emerge in the future. Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material impact on our ability to conduct business and on our financial condition and operations, and such events could result in regulatory fines or sanctions, litigation, penalties or financial losses, reputational harm, loss of customers, and/or additional compliance costs for BLIC. Our operations also could be negatively affected by a cyber-attack at a third party, such as a service provider, business partner, another participant in the financial markets, or a governmental or regulatory authority. Cyber-attacks can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; phishing attacks; account takeover attempts; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict. Disruptions or failures may also result from unintentional causes, such as market events that trigger a surge of activity that overloads current information technology and communication systems. Other disruptive events, including (but not limited to) natural disasters, military actions, and public health crises, may adversely affect our ability to conduct business, in particular if our employees or the employees of our service providers are unable or unwilling to perform their responsibilities as a result of any such event. Cyber-attacks, disruptions or failures to our business operations can interfere with our processing of contract transactions, including the processing of transfer orders from our website or with the Underlying Funds; impact our ability to calculate Accumulation Unit values; cause the release and/or possible loss, misappropriation or corruption of confidential Owner or business information; or impede order processing or cause other operational issues. Cyber-attacks, disruptions or failures may also impact the issuers of securities in which the Underlying Funds invest, and it is possible the funds underlying your contract could lose value. There can be no assurance that we or our service providers or the Underlying Funds will avoid losses affecting your contract due to cyber-attacks, disruptions or failures in the future. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage and mitigate this risk at all times. Furthermore, we cannot control the cybersecurity plans and systems implemented by third parties, including service providers or issuers of securities in which the Underlying Funds invest.
COVID-19 and Market Conditions. The COVID-19 pandemic has at times resulted in or contributed to significant financial market volatility, travel restrictions and disruptions, quarantines, an uncertain interest rate environment, elevated inflation, global business, supply chain, and employment disruptions affecting companies across various industries, government and central bank interventions, wide-ranging changes in consumer behavior, as well as general concern and uncertainty that has negatively affected the economic environment. COVID-19 vaccine distribution in the United States has resulted in more flexible quarantine guidelines, increased consumer demand, and resurgence of travel. However, vaccination rates and vaccine availability abroad, specifically in developing and emerging market countries, continue to lag, and new COVID-19 variants have led to waves of increased hospitalizations and deaths. At this time, it continues to not be possible to estimate the severity or duration of the pandemic, including the severity, duration and frequency of any additional “waves” or emerging variants of COVID-19. It likewise remains not possible to predict or estimate the longer-term effects of the pandemic, or any actions taken to contain or address the pandemic, on our business and financial condition, the financial markets, and economy at large. The Company has implemented risk management and contingency plans, and continues to closely monitor this evolving situation, including the impact on services provided by third-party vendors. However, there can be no assurance that any future impact from the COVID-19 pandemic will not be material to the Company and/or with respect to the services the Company or its customers receive from third-party vendors.
Significant market volatility and negative investment returns in the financial markets resulting from the COVID-19 pandemic and market conditions could have a negative impact on returns of the Underlying Funds in which the Separate Account invests. Depending on market conditions and your individual circumstances (e.g., your selected investment options and the timing of any transfers or withdrawals), you may experience (perhaps significant) negative returns under the contract. You should consult with your financial representative about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the contract, such as making subsequent Purchase Payments, transfers, or withdrawals, based on your individual circumstances.
Transfers – Market Timing/Excessive Trading
Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
American Funds Global Growth Fund
Brighthouse Small Cap Value Portfolio
Brighthouse/abrdn Emerging Markets Equity Portfolio
CBRE Global Real Estate Portfolio
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
JPMorgan Small Cap Value Portfolio
Neuberger Berman Genesis Portfolio
Templeton Foreign VIP Fund
Western Asset Core Plus VIT Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract

	Fees and Expenses	Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 9 full Contract Years following a
Purchase Payment , you may be assessed a withdrawal charge of up to 8% of the Purchase Payment and any associated Purchase Payment Credits withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.
Fee Table and Examples Charges and Deductions – Withdrawal Charge
Transaction Charges
In addition to withdrawal charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Underlying Funds and the Fixed Account.
Transfer Charge. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Charges and Deductions – Transfer Charges

	Fees and Expenses			Location in Prospectus
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table and Examples Charges and Deductions Appendix A: Underlying Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.42%	1.62%
	Investment options (Portfolio Company fees and expenses)[2]	0.51%	1.29%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[3]	0.50%[4]
1 As a percentage of average daily net assets of the Separate Account. The charge shown also includes the annual Contract administrative charge.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the most expensive optional benefit.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,765	Highest Annual Cost $3,088
	Assumes:	Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive Portfolio Company
fees and expenses
•No optional benefits
•No Purchase Payment Credits
•No additional Purchase Payments,
transfers, or withdrawals

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of
optional benefits and Portfolio
Company fees and expenses
•No Purchase Payment Credits
•No additional Purchase
Payments, transfers, or
withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	Principal Risks
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Withdrawal charges may apply for the first 9 years of the Contract.
Withdrawal charges will reduce the value of your Contract if you withdraw money during that time period.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
Principal Risks
Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Underlying
Funds).
•Each investment option, including the Fixed Account, has its own unique risks.
•You should review the prospectuses for the available Underlying Funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
Principal Risks
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations (including under the Fixed Account), or guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about the
Company, including our financial strength ratings, is available by contacting us at (888) 243-1968.
Principal Risks
Restrictions
Investments
•The Fixed Account is currently not available for new investments, except through our Special Dollar Cost Averaging Program.
•Currently, we allow unlimited transfers without charge among investment options during the accumulation phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.
•We reserve the right to limit transfers in circumstances of frequent or large transfers.
•We reserve the right to remove or substitute the Underlying Funds available as investment options under the Contract.
Transfers Appendix C: Fixed Account
Optional Benefits
•Certain optional benefits limit or restrict the investment options that you may select under the Contract. We may change these restrictions in the future.
• Certain optional benefits could limit subsequent Purchase Payments.
• Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.
• You must select a specific annuity option to exercise the Variable
Liquidity Benefit during the annuity period.
• Purchase Payment Credits may not be included in the calculation of a living or death benefit, including the standard death benefit.
Benefits Available Under the Contract Death Benefit Living Benefits Payment Options – Variable Liquidity Benefit Appendix B: Underlying Funds Available Under the Benefits Offered Under the Contract

	Taxes	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
•You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59½.
Federal Tax Considerations
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distributor
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Other Information – Exchanges

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Appendix A

Underlying Funds Available Under the Contract
The following is a list of Underlying Funds under the Contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/TAHD/BHF68. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com. Depending on the optional benefits you choose, you may not be able to invest in certain Underlying Funds. See Appendix B: Underlying Funds Available Under the Benefits Offered Under the Contract.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	American Funds Global Growth Fund — Class 2# Capital Research and Management CompanySM	0.66%	-24.74%	7.06%	10.15%
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.59%	-29.94%	11.14%	13.64%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	-16.50%	7.83%	11.54%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.98%	-20.15%	5.16%	8.67%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust, and Allspring Global Investments, LLC	1.08%	-13.09%	4.44%	8.79%
Seeks capital appreciation.	Brighthouse/abrdn Emerging Markets Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:abrdn Investments Limited	1.19%	-25.81%	-1.46%	0.18%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser:Wellington Management Company LLP	0.69%	-19.12%	8.67%	12.29%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:CBRE Investment Management Listed Real Assets LLC	0.64%	-24.71%	2.06%	3.77%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Harris Associates L.P.	0.72%	-15.78%	-1.70%	4.41%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Invesco Advisers, Inc.	0.83%	-31.84%	2.79%	7.78%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Invesco Advisers, Inc.	0.81%	-35.04%	4.47%	10.10%
Seeks long-term capital growth.	JPMorgan Small Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:J.P. Morgan Investment Management Inc.	0.75%	-13.21%	4.82%	8.30%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Loomis, Sayles & Company, L.P.	0.57%	-27.86%	5.54%	10.34%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B†† Brighthouse Investment Advisers, LLC Subadviser:Massachusetts Financial Services Company	0.89%	-17.57%	2.81%	4.75%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class B†† Brighthouse Investment Advisers, LLC Subadviser:Morgan Stanley Investment Management Inc.	0.90%	-62.52%	5.49%	8.36%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser:Pacific Investment Management Company LLC	0.77%	-11.60%	2.09%	0.99%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Pacific Investment Management Company LLC	0.74%	-14.56%	-0.22%	0.81%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:T. Rowe Price Associates, Inc.	0.78%	-5.15%	7.15%	10.84%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E†† Brighthouse Investment Advisers, LLC Subadviser:T. Rowe Price Associates, Inc.	0.68%	-5.07%	7.26%	—
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Victory Capital Management Inc.	0.84%	-2.70%	9.85%	10.16%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser:BlackRock Advisors, LLC	0.53%	-14.27%	0.16%	1.39%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:BlackRock Advisors, LLC	0.63%	-37.61%	7.68%	11.66%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser:BlackRock Advisors, LLC	0.51%	1.28%	0.97%	0.58%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.88%	-12.69%	1.53%	2.71%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.87%	-13.84%	2.58%	4.38%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.90%	-15.33%	3.69%	6.07%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.93%	-17.97%	4.52%	7.53%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser:Wellington Management Company LLP	0.61%	-5.08%	11.45%	12.78%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Wellington Management Company LLP	0.86%	-5.31%	11.17%	12.50%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser:Frontier Capital Management Company, LLC	0.80%	-28.21%	6.28%	10.46%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser:Jennison Associates LLC	0.54%	-38.87%	8.40%	13.05%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:MetLife Investment Management, LLC	0.51%	-18.51%	8.88%	12.00%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser:Massachusetts Financial Services Company	0.80%	-9.82%	4.98%	7.18%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser:Massachusetts Financial Services Company	0.56%	-5.98%	7.51%	11.28%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Neuberger Berman Investment Advisers LLC	1.05%	-19.32%	7.43%	10.47%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B†† Brighthouse Investment Advisers, LLC Subadviser:T. Rowe Price Associates, Inc.	0.82%	-40.67%	4.65%	11.00%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser:Western Asset Management Company LLC	0.55%	-16.66%	0.18%	2.19%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser:Western Asset Management Company LLC	0.80%	-16.93%	-0.07%	1.94%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Service Class Fidelity Management & Research Company LLC Subadviser:FMR UK, FMR HK, and FMR Japan	0.70%	-26.38%	8.55%	11.31%
Seeks long-term growth of capital.	Mid Cap Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser:FMR UK, FMR HK, and FMR Japan	0.86%	-14.97%	5.68%	9.69%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to maximize income while maintaining prospects for capital appreciation.	Franklin Income VIP Fund — Class 2 Franklin Advisers, Inc.	0.71%	-5.47%	4.30%	5.51%
Seeks long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund — Class 2†† Franklin Advisers, Inc.	1.09%	-33.69%	7.07%	9.91%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.09%	-7.61%	-1.97%	1.47%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio — Service Shares Janus Henderson Investors US LLC	0.96%	-16.15%	9.35%	13.10%
Seeks long-term capital appreciation.	ClearBridge Variable Appreciation Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.72%	-12.44%	9.66%	11.80%
Seeks dividend income, growth of dividend income and long-term capital appreciation.	ClearBridge Variable Dividend Strategy Portfolio — Class I†† Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.74%	-8.10%	9.45%	11.42%
Seeks dividend income, growth of dividend income and long-term capital appreciation.	ClearBridge Variable Dividend Strategy Portfolio — Class II Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.99%	-8.23%	9.29%	11.25%
Seeks long-term growth of capital.	ClearBridge Variable Large Cap Growth Portfolio — Class I†† Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.76%	-32.24%	7.38%	12.77%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	ClearBridge Variable Large Cap Value Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.72%	-6.43%	7.86%	10.53%
Seeks long-term growth of capital.	ClearBridge Variable Mid Cap Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.83%	-25.31%	5.22%	9.22%
Seeks long-term growth of capital.	ClearBridge Variable Small Cap Growth Portfolio — Class I†† Legg Mason Partners Fund Advisor, LLC Subadviser:ClearBridge Investments, LLC	0.80%	-28.85%	8.54%	11.23%
Seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain a dollar weighted average effective duration that is normally within 30% of the average duration of the domestic bond market as a whole.	Western Asset Core Plus VIT Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadvisers:Western Asset Management Company, LLC; Western Asset Management Company Limited; Western Asset Management Company Ltd; Western Asset Management Company Pte. Ltd.	0.51%	-17.23%	-0.55%	1.71%

#
Certain Underlying Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Underlying Funds' prospectuses for additional information regarding these arrangements.
‡
This Underlying Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Underlying Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Appendix B

Underlying Funds Available Under the Benefits Offered Under the Contract
If you have elected an optional benefit under the Contract, your Contract may be subject to investment restrictions, as reflected below. See “Living Benefits” in the prospectus for more details. If your optional benefit is not identified below, your Contract is not currently subject to any investment restrictions.
Investment Restrictions for GMWB II and GMWB III
We reserve the right to restrict allocations to one or more Variable Funding Options or limit the percentage of Contract Value that may be allocated  to any Variable Funding Option at any time. We also reserve the right to require periodic rebalancing of Contract Value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days’ advance written notice if we exercise our right to restrict or limit allocations to one or more Variable Funding Options and/or require periodic rebalancing between Variable Funding Options.
B-1

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The prospectus, as supplemented, and statement of additional information ("SAI") dated May 1, 2010 include additional information. The prospectus and SAI are available, without charge, upon request. For a free copy, call us at Us at the phone number listed in the Contract Owner Inquiries section or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/TAHD/BHF68.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000068856